June 25, 2007

Mail Stop 4561

Steven Vestergaard
President
Destiny Media Technologies, Inc.
1055 West Hastings Street, Suite 1040
Vancouver, British Columbia V6E 2E9, CANADA

> **RE: Destiny Media Technologies, Inc.**
> **Registration Statement on Form SB-2**
> **Filed May 17, 2007**
> **File number 333-143060**
>
> **Form 10-QSB for the three months ended February 28, 2007**
> **Filed April 16, 2007**
> **File number 0-28259**

Dear Mr. Vestergaard:

   We have limited our review of your filings to those issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Fee Table

1. Please consider revising your fee table and related footnotes to group similar disclosure.

Selling Stockholders, Page 15

2. We note that Bryant Park Capital, Inc. is a registered broker-dealer and Joel Magerman is listed as exercising discretion over the stock that they hold. Please disclose the nature of the transaction in which they both acquired their stock. Do these shares relate to the financial advisory agreement entered into on September 11, 2006 between Destiny Media and Bryant Park Capital, as amended on April 10, 2007? Please file your financial advisory agreements with Bryan Park Capital and advise why Bryant Park should not be listed as an underwriter.

3. Contrary to your assertion that none of the selling shareholders is a broker-dealer or an affiliate of a broker dealer on page 16, we find that Bryant Park Capital, Inc. is a registered broker-dealer. Please also confirm, if true, that there are no more broker-dealers or affiliates of broker-dealers among the selling stockholders.

4. Please disclose the identities of the natural persons holding the voting and or investment power over the shares held by Global Equity Trading & Finance Ltd., Axiom Capital Management and Aramar Capital Group, LLC. See CF Telephone Interpretation I.60, Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement, and Rule 13d-3 of the Securities Exchange Act of 1934.

5. Please revise your selling shareholder table by footnote disclosure or otherwise to indicate the transaction(s) by which the selling shareholders received the shares that they intend to resell.

Part II
Item 26 – Recent Sales of Unregistered Securities

6. Please ensure that your Item 26 disclosure is complete and consistent with your Item 507 disclosure. Where you relied upon Section 4(2) and/or Rule 506 for your

unregistered issuances, please state whether the purchasers were accredited or sophisticated with access to information.

7. We note your disclosure that you issued 20,000 units to three U.S. persons as partial payment of placement agent fees. We can only locate disclosure in your purchase agreement regarding Bryant Capital. Please advise.

Item 27 - Exhibits
Exhibit 5.1, Opinion of Clark Wilson LLP

8. We understand that Destiny Media is a company incorporated in Colorado while Clark Wilson LLP is a firm headquartered in Vancouver, British Columbia. Your legality opinion states that Clark Wilson is "familiar with the General Corporation Law of the State of Colorado, and we have made such inquiries with respect thereto as we consider necessary to render this opinion with respect to a Colorado corporation." Please advise why you have phrased your opinion in such a manner. It appears that you are assuming that Colorado law is the same as the law of British Columbia so that you can render your opinion. Such an assumption would be inappropriate. Please advise or revise.

Form 10-QSB
Item 3. Controls and Procedures

9. Please note that Ms. Kari Jin of the staff contacted Mr. Steven Vestergaard to advise that Destiny needed to revise their controls and procedures disclosure to: disclose the conclusions of the executive officers regarding the effectiveness of the company's controls and procedures as of the end of the period covered by the report (i.e. the Form 10-KSB would state "as of December 31, 2006") pursuant to Item 307 and include the complete definition of controls and procedures as set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934. Alternatively you may just reference the rule. We note that your Form 10-QSB for February 28, 2007 does not comply with this disclosure. Further, your Item 308(c) disclosure should disclose any change in your internal controls that had materially affected or was reasonably likely to affect your internal controls Please advise us what steps will be taken to set forth the correct the disclosure in your Form 10-QSB for the three months ended May 31, 2007.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. You may also contact the Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: L. K. Larry Yen
       Clark Wilson LLP
       Suite 800 – 885 West Georgia Street
       Vancouver, British Columbia, CANADA V6C 3H1
       Facsimile number: (604) 687-6314